SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           An announcement regarding progress of connected transactions of China Petroleum & Chemical Corporation (the “Registrant”); and
2.           An announcement regarding update to the capital injection and investors introduction of the Registrant’s subsidiary;

Each made by the Registrant on January 5, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT  ON  PROGRESS  OF  CONNECTED  TRANSACTIONS

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

This announcement is made by China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) pursuant to Rule 13.10B of the Rules  Governing  the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Sinopec Corp. published an announcement on 30 October 2014 (the “Announcement”) in relation to certain connected transactions. Unless  otherwise stated herein, the capitalized terms used herein shall have the same meaning as that used in the Announcement.

As disclosed in the Announcement, Overseas Holding, a wholly-owned subsidiary of the Company, entered into the Century Bright Purchase Agreement with Century Bright, a wholly-owned subsidiary of Sinopec Group, the controlling shareholder of the Company, and Chemical Commercial Hong Kong, a wholly-owned subsidiary of the Company, entered into the MIL Purchase Agreement with MIL, a wholly-owned subsidiary of Century Bright. Pursuant to Century Bright Purchase Agreement and MIL Purchase Agreement, Overseas Holding and Chemical Commercial Hong Kong shall acquire 99% and 1% interest in COOP from Century Bright and MIL, respectively. Completion of the Century Bright Transaction and MIL Transaction are inter-conditional. Upon the completion of the Century Bright Transaction and the MIL Transaction, the Company will indirectly hold 100% interest in COOP.

As at 31 December 2014, the completion of transactions under Century Bright Purchase Agreement and MIL Purchase Agreement had been consummated. According to the updated register of members of COOP which became effective on 31 December 2014, Overseas Holding and Chemical Commercial Hong Kong are members of COOP and hold 99% and 1% interest in COOP respectively.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
5 January 2015

As of  the  date of  this  notice, directors  of  the  Company are:  Fu  Chengyu*, Wang  Tianpu*,  Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Progress Update Announcement of China Petroleum and Chemical
Corporation in relation to the Capital Injection and Investors
Introduction of its Subsidiary, Sinopec Marketing Co., Ltd.

The Board of Directors and all directors of the Company hereby warrant that the content of this announcement does not contain any false representation, misleading statement or material omission, and assume joint and several liabilities for the truthfulness, accuracy and completeness of its content.

On 12 September 2014, Sinopec Marketing Co., Ltd. (hereinafter referred to as “Marketing Company”), a subsidiary of China Petroleum and Chemical Corporation (hereinafter referred to as “Sinopec Corp.” or the Company), entered into the “Capital Injection Agreement relating to Sinopec Marketing Co., Ltd.” with 25 domestic and foreign investors (hereinafter referred to as an “investor” individually or “investors” collectively), pursuant to which the investors shall subscribe for a 29.99% equity interest in Marketing Company for an aggregate amount of RMB107.094 billion in cash (including amount in U.S. dollar equivalent) (hereinafter referred to as the “Capital Injection”). Following the completion of the Capital Injection, Sinopec Corp. will hold a 70.01% equity interest in Marketing Company and the investors will hold an aggregate equity interest of 29.99% in Marketing Company. The registered capital of Marketing Company will increase from RMB20 billion to RMB28.567 billion. For the details of the Capital Injection, please refer to the announcement of Sinopec Corp. dated 12 September 2014.

As of 31 December 2014, the Company has obtained the relevant official approvals regarding the Capital Injection, including the “Official Approval of National Development and Reform Commission regarding the Approval of Merger and Acquisition and Capital Injection Projects of Sinopec Marketing Co., Ltd. (國家發展 改革委關於中國石化銷售有限公司並購增資項目核准的批復)” (Fa Gai Wai Zi No. [2014]2955) and the “Official Approval of the Ministry of Commerce regarding its Consent to the Capital Injection by Sinopec Marketing Co., Ltd. (商務部關於同意中 國石化銷售有限公司增資事項的批復)” (Shang Zi Pi No.[2014]1238) etc. The Company will complete the subsequent completion procedure accordingly.

Sinopec Corp. will fulfill its subsequent information disclosure obligations  in  a timely manner in accordance with the relevant regulatory requirements.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
5 January 2015

As of  the  date of  this  notice, directors  of  the  Company are:  Fu  Chengyu*, Wang  Tianpu*,  Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: January 6, 2015